Exhibit 99.1

Kidoz Inc.

and subsidiaries

Condensed Interim Consolidated Financial Statements

Unaudited

September 30, 2024

Kidoz Inc. and subsidiaries

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Kidoz Inc. are the responsibility of the management and Board of Directors of the Company.

The unaudited condensed interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and are in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) applicable to interim financial information and with the rules and regulations of the United States Securities and Exchange Commission.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

/S/ J.M. Williams	/S/ H. W. Bromley
J. M. Williams,	H.W. Bromley
Chief Executive Officer	Chief Financial Officer

Kidoz Inc. and subsidiaries

Unaudited Condensed Consolidated Interim Financial Statements

For Periods Ended September 30, 2024 and 2023

Unaudited Condensed Interim Consolidated Financial Statements

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Balance Sheets

(Unaudited)

As at September 30,	September 30, 2024	December 31, 2023
Assets
Current assets:
Cash	$442,599	$1,469,224
Accounts receivable, less allowance for doubtful accounts $104,449 (2023 - $106,839) (Note 3)	3,403,337	6,261,305
Prepaid expenses	75,834	102,895
Total Current Assets	3,921,770	7,833,424

Equipment (Note 4)	24,906	29,234
Goodwill (Note 6)	3,301,439	3,301,439
Intangible assets (Note 5)	411,448	601,719
Long term cash equivalent	8,032	23,847
Operating lease right-of-use assets (Note 12)	-	6,781
Security deposit	3,441	10,636

Total Assets	$7,671,036	$11,807,080

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,200,411	$3,834,082
Accrued liabilities	447,888	691,239
Accounts payable and accrued liabilities - related party (Note 15)	62,604	79,852
Operating lease liabilities – current portion (Note 12)	-	7,605
Total Liabilities	1,710,903	4,612,778

Commitments (Note 11)

Stockholders’ Equity (Note 9):
Common stock, no par value, unlimited shares authorized, 131,304,499 shares issued and outstanding (December 31, 2023 - 131,304,499)	51,445,041	51,167,693
Accumulated deficit	(45,509,488)	(43,997,971)
Accumulated other comprehensive income: Foreign currency translation adjustment	24,580	24,580
Total Stockholders’ Equity	5,960,133	7,194,302

Total Liabilities and Stockholders’ Equity	$7,671,036	$11,807,080

See accompanying notes to the unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 19, 2024. They are signed on the Company’s behalf by:

Approved by the Board of Directors	/s/ Jason Williams
J. Williams
CEO

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

For Periods Ended September 30, 2024 and 2023

(Unaudited)

	Nine Months ended September 30, 2024	Nine Months ended September 30, 2023	Three Months ended September 30, 2024	Three Months ended September 30, 2023

Revenue:
Ad tech advertising revenue	$6,125,649	$6,525,572	$2,095,226	$2,492,058
Programmatic advertising revenue	377,240	571,392	175,451	248,546
Content revenue	57,133	199,314	17,099	67,750
Total revenue	6,560,022	7,296,278	2,287,776	2,808,354

Cost of sales:	3,149,880	4,332,915	1,079,212	1,754,540
Total cost of sales	3,149,880	4,332,915	1,079,212	1,754,540

Gross profit	3,410,142	2,963,363	1,208,564	1,053,814

Operating expenses:
Amortization of operating lease right-of-use assets (Note 12)	6,781	22,967	-	6,782
Depreciation and amortization (Notes 4 & 5)	198,802	418,795	45,313	139,816
Directors fees (Note 13)	7,510	5,999	1,994	1,999
General and administrative	506,402	514,589	151,598	172,307
Loss on disposal of equipment	1,927	-	-	-
Provision for doubtful receivables	-	83,525	-	83,525
Salaries, wages, consultants and benefits	549,580	526,524	173,157	166,856
Selling and marketing (Note 13)	965,067	946,874	330,798	312,791
Stock awareness program	-	142,304	-	29,567
Stock-based compensation (Note 9 & 13)	277,348	384,188	104,778	135,867
Content and software development (Note 7)	2,384,134	2,219,806	810,933	720,075
Total operating expenses	4,897,551	5,265,571	1,618,571	1,769,585

Loss before other income (expense) and income taxes	(1,487,409)	(2,302,208)	(410,007)	(715,771)

Other income (expense):
Foreign exchange (loss) gain	(25,666)	(39,251)	3,094	(49,597)
Gain on derivative liability – warrants (Note 2e)	-	51	-	-
Interest and other income	639	1,043	629	1,031
Loss before income taxes	(1,512,436)	(2,340,365)	(406,284)	(764,337)

Income tax recovery (expense)	919	-	-	-
Net loss and comprehensive loss	$(1,511,517)	$(2,340,365)	$(406,284)	$(764,337)

Basic and diluted loss per common share	$(0.01)	$(0.02)	$(0.00)	$(0.01)

Weighted average common shares outstanding, basic	131,304,499	131,305,508	131,304,499	131,304,499
Weighted average common shares outstanding, diluted	131,304,499	131,305,508	131,304,499	131,304,499

See accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Statements of Stockholders’ Equity

For the periods ended September 30, 2024 and 2023

(Unaudited)

	Nine-Month period Ended September 30, 2024
	Common stock			Accumulated Other Comprehensive income
	Shares	Amount	Accumulated Deficit	Foreign currency translation adjustment	Total Stockholders’ Equity
Balance, December 31, 2023	131,304,499	$51,167,693	$(43,997,971)	$24,580	$7,194,302

Stock-based compensation	-	68,249	-	-	68,249
Net loss and comprehensive loss	-	-	(719,583)	-	(719,583)
Balance, March 31, 2024	131,304,499	$51,235,942	$(44,717,554)	$24,580	$6,542,968

Stock-based compensation	-	104,321	-	-	104,321
Net loss and comprehensive loss	-	-	(385,650)	-	(385,650)
Balance, June 30, 2024	131,304,499	$51,340,263	$(45,103,204)	$24,580	$6,261,639

Stock-based compensation	-	104,778	-	-	104,778
Net loss and comprehensive loss	-	-	(406,284)	-	(406,284)
Balance, September 30, 2024	131,304,499	$51,445,041	$(45,509,488)	$24,580	$5,960,133

			Nine-Month period Ended September 30, 2023
	Common stock				Accumulated Other Comprehensive income
	Shares	Amount	Treasury shares	Accumulated Deficit	Foreign currency translation adjustment	Total Stockholders’ Equity
Balance, December 31, 2022	131,347,999	$50,664,887	$(11,793)	$(41,985,915)	$24,580	$8,691,759

Stock-based compensation	-	111,974	-	-	-	111,974
Repurchase of common shares	(43,500)	(12,310)	11,793	-	-	(517)
Net loss and comprehensive loss	-	-		(1,066,612)	-	(1,066,612)
Balance, March 31, 2023	131,304,499	$50,764,551	-	$(43,052,527)	$24,580	$7,736,604

Stock-based compensation	-	136,347	-	-	-	136,347
Net loss and comprehensive loss	-	-		(509,416)	-	(509,416)
Balance, June 30, 2023	131,304,499	$50,900,898	-	$(43,561,943)	$24,580	$7,363,535

Stock-based compensation	-	135,867	-	-	-	135,867
Net loss and comprehensive loss	-	-		(764,337)	-	(764,337)
Balance, September 30, 2023	131,304,499	$51,036,765	-	$(44,326,280)	$24,580	$6,735,065

See accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Nine month period ended September 30, 2024 and 2023

(Unaudited)

	2024	2023
Cash flows from operating activities:
Net loss	$(1,511,517)	$(2,340,365)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	198,802	418,795
Amortization of operating lease right-of-use assets	6,781	22,967
Gain on derivative liability – warrants	-	(51)
Provision for doubtful receivables	-	83,525
Loss on disposal of equipment	1,927	-
Stock-based compensation	277,348	384,188
Unrealized foreign exchange loss	-	(593)

Changes in operating assets and liabilities:
Accounts receivable	2,857,968	4,098,675
Prepaid expenses	27,061	10,057
Accounts payable and accrued liabilities	(2,894,270)	(3,537,827)
Net cash used in operating activities	(1,035,900)	(860,629)

Cash flows from investing activities:
Acquisition of equipment	(6,130)	(8,714)
Security deposits	7,195	-
Long-term cash equivalent	15,815	-
Net cash provided by (used in) investing activities	16,880	(8,714)

Cash flows from financing activities:
Payments for repurchase of common shares	-	(517)
Payments on operating lease liabilities	(7,605)	(24,715)
Net cash used in financing activities	(7,605)	(25,232)

Change in cash	(1,026,625)	(894,575)

Cash, beginning of period	1,469,224	2,363,530
Cash, end of period	$442,599	$1,468,955

Supplementary information:
Interest paid	$-	$-
Income taxes paid	$15,431	$3,617

See accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended September 30, 2024 and 2023

(Unaudited)

1. Basis of Presentation:

The accompanying unaudited condensed interim consolidated financial statements have been prepared by Kidoz Inc. (“the Company”) in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) applicable to interim financial information and with the rules and regulations of the United States Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to such rules and regulations. In the opinion of management, the unaudited condensed interim consolidated financial statements include all adjustments necessary for the fair presentation of the results of the interim periods presented. All adjustments are of a normal recurring nature, except as otherwise noted below. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto filed April 25, 2024 for the year ended December 31, 2023, included in the Company’s Annual Financial Statements and Management’s Discussion and Analysis filed with the TSX Venture Exchange on SEDAR and the Annual Report on Form 20-F, filed with the Securities and Exchange Commission. The results of operations for the interim periods are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

Continuing operations

These unaudited condensed interim consolidated financial statements have been prepared assuming the realization of assets and the settlement of liabilities in the normal course of operations. The Company expects to continue to generate sufficient cash flows to fund continued operations for the next 12 months, or, in the absence of adequate cash flows from operations, obtaining additional financing.

Management continues to review operations in order to identify additional strategies designed to generate cash flow, improve the Company’s financial position, and enable the timely discharge of the Company’s obligations.

There have been many factors which have affected the world economies in recent years. These include global pandemics (i.e. coronavirus COVID-19), inflation, the war in Gaza and Ukraine and many more. These factors have adversely affected workforces, economies, and financial markets globally. It has also disrupted the normal operations of many businesses, including the Company’s. These factors have affected spending, thereby affecting demand for the Company’s product and the Company’s business and its results of operations. It is not possible for the Company to predict the duration or magnitude of these factors at this time and the full effects on the Company’s business, its future results of operations, or ability to raise funds.

2. Summary of significant accounting policies:

(a) Basis of presentation:

These unaudited condensed interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) applicable to annual financial information and with the rules and regulations of the United States Securities and Exchange Commission and the TSX Venture Exchange.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended September 30, 2024 and 2023

(Unaudited)

2. Summary of significant accounting policies (Continued):

(a)	Basis of presentation:

The financial statements include the accounts of the Company’s subsidiaries:

Company	Registered	% Owned
Shoal Media (Canada) Inc.	British Columbia, Canada	100%
Kidoz Ltd.	Israel	100%
Prado Media Ltd.	British Columbia, Canada	100%
Rooplay Media Kenya Limited	Kenya	100%
Shoal Media Inc.	Anguilla	100%
Shoal Media (UK) Ltd.	United Kingdom	100%

During the quarter ended March 31, 2023, Shoal Games (UK) Plc was discontinued. During the quarter ended June 30, 2024, Rooplay Media Kenya Limited was discontinued.

In addition, there are the following dormant subsidiaries; Bingo.com (Antigua) Inc., Bingo.com (Wyoming) Inc., and Bingo Acquisition Corp.

All inter-company balances and transactions have been eliminated in the consolidated financial statements.

(b) Use of estimates:

The preparation of unaudited condensed interim consolidated financial statements in conformity with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and recognized revenues and expenses for the reporting periods.

Significant areas requiring the use of estimates include the collectability of accounts receivable, the valuation of stock-based compensation, the valuation of deferred tax assets and liabilities, the useful lives of intangible assets, the inputs used in assessing goodwill impairment, and the derivative liability – warrants valuation. Actual results may differ significantly from these estimates.

(c) Revenue recognition:

In accordance with ASC 606, Revenue from Contracts with Customers, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services.

We derive substantially all of our revenue from the sale of Ad tech advertising revenue.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended September 30, 2024 and 2023

(Unaudited)

2. Summary of significant accounting policies (Continued):

(c)	Revenue recognition: (Continued)

To achieve this core principle, the Company applied the following five steps:

1) Identify the contract with a customer

A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the services to be transferred, whose impression count will form the basis of the revenue and identifies the payment terms related to these services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience or, in the case of a new customer, published credit and financial information pertaining to the customer.

2) Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised services, the Company must apply judgment to determine whether promised services are capable of being distinct and distinct in the context of the contract. If these criteria are not met the promised services are accounted for as a combined performance obligation.

3) Determine the transaction price

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring services to the customer. None of the Company’s contracts contain financing or variable consideration components.

4) Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Company determines standalone selling price based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended September 30, 2024 and 2023

(Unaudited)

4. Summary of significant accounting policies (Continued):

(c)	Revenue recognition: (Continued)

5) Recognize revenue when or as the Company satisfies a performance obligation

The Company satisfies performance obligations at a point in time as discussed in further detail under “Disaggregation of Revenue” below. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised service to a customer.

Disaggregation of Revenue

All of the Company’s performance obligations, and associated revenue, are generally transferred to customers at a point in time. The Company has the following revenue streams:

1) Ad tech advertising revenue - The pricing and terms for all our in-game advertising arrangements are mostly governed by insertion order which generally stipulates the payment terms, the duration (usually short term in nature), the number of advertising units delivered (e.g. impressions, completed views, or cost per install) and the contractually agreed upon price per advertising unit. The Company has concluded that the delivery of the Ad tech advertising is delivered at a point in time and, as such, has concluded these deliveries are a single performance obligation. The Company invoices fees which are generally variable based on the arrangement, which would typically include the number of impressions delivered at a specified price per application. For impressions delivered, revenue is recognized in the month in which the Company delivers the application to the end consumer or the month when the campaign ends.

2) Programmatic revenue - The Company generally offers these services under a programmatic bid on a Cost-per-Impression (CPM) basis. Our customers upload their advertisements into a demand side platform which then connects to our Publisher Software Development Kit (“SDK”) through an exchange platform and on a bid system agree on the CPM rate and the impressions to be served.

The Company has concluded that the delivery of the Programmatic advertising is delivered at the earlier of month end or at a point in time and, as such, has concluded these deliveries are a single performance obligation. The Company is deemed to be the principal in the transaction and therefore recognizes the revenue on a gross basis and commissions are recognized as cost of sales. The Company invoices fees which are generally variable based on the arrangement, which would typically include the number of impressions delivered at a specified price per application. For impressions delivered, revenue is recognized in the month in which the Company delivers the application to the end consumer or the month when the campaign ends.

3) Content revenue – The Company recognizes content revenue on the following forms of revenue:

a) Carriers and Original Equipment Manufacturer (“OEMs”) - The Company generally offers these services under a customer contract per tablet device license fee model with OEMs. Monthly or quarterly license fees are based on the OEM agreement with the number of devices the Kidoz Kid Mode is installed upon.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended September 30, 2024 and 2023

(Unaudited)

2. Summary of significant accounting policies (Continued):

(c)	Revenue recognition: (Continued)

b) Rooplay - The Company generates revenue through subscriptions or premium sales of Rooplay, (www.rooplay.com) the cloud-based EduGame system for kids to learn and play within its games on smartphones and tablet devices, such as Apple’s iPhone and iPad, and mobile devices utilizing Google’s Android operating system. The revenue is recognized net of platform fees.

c) Rooplay licensing - The Company licenses its branded educational games under a monthly cost per game agreement license fee model. Monthly license fees are based on the number of games licensed.

The Company has identified the following performance obligations in these contracts:

i. Ongoing game related services such as hosting of game play, storage of customer content, when and if available content updates, maintaining the virtual currency management engine, tracking gameplay statistics, matchmaking as it relates to multiple player gameplay, etc.

ii. Obligation to the paying player to continue displaying and providing access to the virtual items within the game.

Neither of these obligations are considered distinct since the actual mobile game and the related ongoing services are both required to purchase and benefit from the related virtual items. As such, the Company’s performance obligations represent a single combined performance obligation which is to make the game and the ongoing game related services available to the players. The revenue is recognized net of platform fees.

(d) Software Technology Development Costs:

The Company expenses all software development costs as incurred for the period ended September 30, 2024 and 2023. As at September 30, 2024, and December 31, 2023, all capitalized software development costs have been fully amortized and the Company has no capitalized software development costs.

Total software development costs were $18,439,691 as at September 30, 2024 (December 31, 2023 - $16,055,557).

  (e) Impairment of long-lived assets and long-lived assets to be disposed of:

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended September 30, 2024 and 2023

(Unaudited)

2. Summary of significant accounting policies (Continued):

  (f) Intangible assets

The Company identified the following intangible assets in the acquisition of Kidoz Ltd. Finite life intangible assets are recorded at historical cost less accumulated amortization based on their estimated useful life and any impairment is determined in accordance with ASC 360. The Company does not have any indefinite life intangible assets. Amortization is provided for annually on the straight-line method over the following periods:

Amortization period
Ad Tech technology	5 years
Kidoz OS technology	3 years
Customer relationships	8 years

The Company reviews intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life. If an impairment indicator exists, we test the intangible asset for recoverability. For purposes of the recoverability test, amortizable intangible assets are grouped with other assets and liabilities at the lowest level of identifiable cash flows if the intangible asset does not generate cash flows independent of other assets and liabilities. If the carrying value of the asset group exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the asset group, the Company will write the carrying value down to the fair value in the period identified.

  (g) Goodwill:

The Company accounts for goodwill in accordance with the provisions of ASC 350, Intangibles-Goodwill and Others. Goodwill is the excess of the purchase price over the fair value of identifiable assets acquired, less liabilities assumed, in a business combination. The Company reviews goodwill for impairment. Goodwill is not amortized but is evaluated for impairment at least annually or whenever events or changes in circumstances indicate that it is more likely than not that the carrying amount may not be recoverable.

The goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss, and compares the fair value of a reporting unit with its carrying amount and is based on discounted future cash flows, based on market multiples applied to free cash flow. The determination of the fair value of our reporting units requires management to make significant estimates and assumptions including the selection of control premiums, discount rates, terminal growth rates, forecasts of revenue and expense growth rates, income tax rates, changes in working capital, depreciation, amortization and capital expenditures. Changes in assumptions concerning future financial results, exogenous market conditions, or other underlying assumptions could have a significant impact on either the fair value of the reporting unit or the amount of the goodwill impairment charge. If the carrying value of the reporting unit exceeds its fair value, an impairment

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended September 30, 2024 and 2023

(Unaudited)

2. Summary of significant accounting policies (Continued):

(g)	Goodwill: (Continued)

loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

During the year ended December 31, 2023, there was no impairment of goodwill.

  (h) New accounting pronouncements and changes in accounting policies:

In November 2023, the Financial Standards Board issued ASU 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that segment expenses deemed significant to the chief operating decision maker (CODM) typically incorporated in measuring profit or loss of the segment should be disclosed. The guidance also requires that the difference between segment revenues and these significant segment expenses is disclosed. Any annually disclosed segment information is now required to be reported in interim periods as well. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, which means that it will be effective for our annual reporting for the fiscal year ending July 31, 2025 and for interim period reporting beginning in fiscal 2026. Early adoption is permitted, and retrospective adoption is required for all prior periods presented. We are currently evaluating the impact of our pending adoption of ASU 2023-07 on our consolidated financial statements and related disclosures.

On December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, primarily related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

The Company has evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the filing date of these consolidated financial statements and does not believe the future adoption of any such pronouncements will have a material impact on its consolidated financial statements.

  (i) Financial instruments and fair value measurements:

(i) Fair values:

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on measurement date. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended September 30, 2024 and 2023

(Unaudited)

2. Summary of significant accounting policies (Continued):

(i)	Financial instruments and fair value measurements: (Continued)

(i) Fair values: (Continued)

Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets and liabilities in active markets;

Level 2—Observable inputs, other than quoted market prices, that are either directly or indirectly observable in the marketplace for identical or similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities; and

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to the fair value of assets or liabilities.

When available, we use quoted market prices to determine fair value, and we classify such measurements within Level 1. In some cases where market prices are not available, we make use of observable market-based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon valuations in which one or more significant inputs are unobservable, including internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Fair value measurement includes the consideration of nonperformance risk. Nonperformance risk refers to the risk that an obligation (either by a counterparty) will not be fulfilled. For financial assets traded in an active market (Level 1 and certain Level 2), the nonperformance risk is included in the market price. For certain other financial assets and liabilities (certain Level 2 and Level 3), our fair value calculations have been adjusted accordingly.

The fair value of accounts receivable, accounts payable, accrued liabilities, and accounts payable, accrued liabilities - related party and the government CEBA loan approximate their financial statement carrying amounts due to the short-term maturities of these instruments and are therefore carried at their historical cost basis.

Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset. Stock-based compensation and derivative liability – warrants were measured using Level 2 inputs. Goodwill impairment was measured using Level 3 inputs.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended September 30, 2024 and 2023

(Unaudited)

2. Summary of significant accounting policies (Continued):

(i)	Financial instruments and fair value measurements: (Continued)

(ii) Foreign currency risk:

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into any forward exchange contracts or other derivative instrument to hedge against foreign exchange risk.

3. Accounts Receivable:

The accounts receivable as at September 30, 2023, is summarized as follows:

	September 30, 2024	December 31, 2023
Accounts receivable	$3,507,786	$6,368,144

Provision for doubtful accounts	(104,449)	(106,839)

Net accounts receivable	$3,403,337	$6,261,305

The Company has a doubtful debt provision of $104,449 (December 31, 2023 - $106,839) for existing accounts receivable.

4. Equipment:

September 30, 2024	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$177,431	$155,637	$21,794
Furniture and fixtures	6,751	3,639	3,112
	$184,182	$159,276	$24,906

December 31, 2023	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$184,487	$160,219	$24,268
Furniture and fixtures	16,517	11,551	4,966
	$201,004	$171,770	$29,234

Depreciation expense was $2,749 (September 30, 2023 - $3,382) for the quarter ended September 30, 2024.

5. Intangible assets:

September 30, 2024	Cost	Accumulated amortization	Net book Value

Ad Tech technology	$1,877,415	$1,877,415	$-
Kidoz OS technology	31,006	31,006	-
Customer relationship	1,362,035	950,587	411,448
	$3,270,456	$2,859,008	$411,448

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended September 30, 2024 and 2023

(Unaudited)

5. Intangible assets: (Continued)

December 31, 2023	Cost	Accumulated amortization	Net book Value

Ad Tech technology	$1,877,415	$1,814,835	$62,580
Kidoz OS technology	31,006	31,006	-
Customer relationship	1,362,035	822,896	538,139
	$3,270,456	$2,668,737	$601,719

Amortization expense was $42,564 (September 30, 2023 - $136,434) for the quarter ended September 30, 2024.

6. Goodwill:

The Company has a goodwill balance of $3,301,439 for the period ended September 30, 2024, and the year ended December 31, 2023 from the acquisition of Kidoz Ltd.

The Company’s annual goodwill impairment analysis performed during the fourth quarter of fiscal 2023 included a quantitative analysis of the Kidoz Ltd. reporting unit (consisting of intangible assets (Note 5), and goodwill). The reporting unit has a carrying amount of $3,712,887 (December 31, 2023 - $4,312,461) as at September 30, 2024. The Company performed a discounted cash flow analysis for Kidoz Ltd. for the year ended December 31, 2023. These discounted cash flow models included management assumptions for expected sales growth, margin expansion, operational leverage, capital expenditures, and overall operational forecasts. The Company classified these significant inputs and assumptions as Level 3 fair value measurements. Based on the annual impairment test described above there was no additional impairment determined for fiscal 2023 or fiscal 2022.

7. Software technology development costs:

The Company develops software technology for our business. This software technology includes the continued development of the KIDOZ Safe Ad Network, the KIDOZ Kid-Mode Operating System, the Kidoz Shield, and the KIDOZ publisher SDK.

During the three month period ended September 30, 2024, the Company has expensed the development costs of all products as incurred and has expensed the following development costs.

	Nine Months ended September 30, 2024	Nine Months ended September 30, 2023	Three Months ended September 30, 2024	Three Months ended September 30, 2023

Opening total software development costs	$16,055,557	$13,056,478	$17,628,758	$14,556,209

Software development during the period	2,384,134	2,219,806	810,933	720,076
Closing total Software development costs	$18,439,691	$15,276,284	$18,439,691	$15,276,284

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended September 30, 2024 and 2023

(Unaudited)

8. Government CEBA loan:

During the year ended December 31, 2020, the Company was granted a loan of $44,296 (CAD$60,000) under the Canada Emergency Business Account (CEBA) loan program for small businesses. The CEBA loan program is one of the many incentives the Canadian Government put in place in response to COVID-19. The loan is interest free and a third of the loan $14,812 (CAD$20,000) is eligible for complete forgiveness if $29,624 (CAD$40,000) is fully repaid on or before December 31, 2023. If the loan cannot be repaid by December 31, 2023, it can be converted into a 2-year term loan charging an interest rate of 5%. During the year ended December 31, 2023, CAD$40,000 was repaid and the Company recognized a gain on settlement of debt of $14,812. (CAD$20,000)

During the year ended December 31, 2021, the Company drew $200,000 from its line of credit with the Leumi Bank in Israel. The loan was repaid in full during the year ended December 31, 2021 with interest costs of $987.

9. Stockholders’ Equity:

The holders of common stock are entitled to one vote for each share held. There are no restrictions that limit the Company’s ability to pay dividends on its common stock. The Company has not declared any dividends since incorporation. The Company’s common stock has no par value per common stock and there is only one class of common shares. The Company has an unlimited number of common shares authorized for issue.

(a) Common stock issuances:

There were no stock issuances during the nine months ended September 30, 2024 and 2023.

(b) Normal Course Issuer Bid:

During the year ended December 31, 2022, the Company filed a Notice of Intention to Make a Normal Course Issuer Bid (the “Notice of Intention”) with the TSX Venture Exchange (“TSX-V”) on September 15, 2022. Upon receiving approval from the TSX-V, effective September 16, 2022, the Company commenced a normal course issuer bid (“NCIB”), whereby the Company may purchase for cancellation up to 6,579,074 shares, being 5% of the issued and outstanding shares as of such date. Any purchases under the NCIB will be made on the open market through the facilities of the TSX-V or alternative Canadian trading systems. Purchases will be made at market prices of the shares at the time of acquisition.

Purchases under the NCIB may commence as of September 16, 2022, and will end on the earlier of: (i) September 14, 2023; or (ii) the date on which the Company has purchased the maximum number of shares to be acquired under the NCIB. The Company may terminate the NCIB earlier if it feels it is appropriate to do so.

The normal course issuer bid will be conducted through Kidoz Inc’s broker Research Capital Corporation. The purchase and payment of the common shares will be made in accordance with the requirements of the TSX-V and applicable securities laws. The actual number of common shares purchased, timing of purchases and share price will depend upon market conditions at the time and securities law requirements. All common shares acquired will be returned to treasury and cancelled.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended September 30, 2024 and 2023

(Unaudited)

9. Stockholders’ Equity: (Continued)

(b) Normal Course Issuer Bid: (Continued)

The purchase of and payment for the shares will be made in accordance with the requirements of the TSX-V and applicable securities laws. The actual number of shares purchased, timing of purchases and share price will depend upon market conditions at the time and securities law requirements. All shares acquired pursuant to the NCIB will be returned to treasury and cancelled.

During the quarter ended March 31, 2023, 41,500 shares which were acquired during the year ended December 31, 2022, pursuant to the NCIB in effect, at an aggregate cost of $11,793, were cancelled.

During the quarter ended March 31, 2023, 2,000 shares were acquired pursuant to the NCIB in effect, at an aggregate cost of $517. During the year ended December 31, 2023, 2,000 shares were cancelled.

(c) Warrants:

During the year ended December 31, 2023, the warrants expired unexercised and there was a gain on derivative liability - warrants of $nil (September 30, 2023 - $51).

(d) Stock option plans:

2015 stock option plan

In the year ended December 31, 2015, the shareholders approved the 2015 stock option plan and the 1999, 2001 and the 2005 plans were discontinued. The 2015 stock option plan is intended to provide incentive to employees, directors, advisors and consultants of the Company to encourage proprietary interest in the Company, to encourage such employees to remain in the employ of the Company or such directors, advisors and consultants to remain in the service of the Company, and to attract new employees, directors, advisors and consultants with outstanding qualifications. The maximum number of shares issuable under the Plan shall not exceed 10% of the number of Shares of the Company issued and outstanding as of each Award Date unless shareholder approval is obtained in advance. The Board of Directors determines the terms of the options granted, including the number of options granted, the exercise price and their vesting schedule. The maximum term possible is 10 years. Under the amended 2015 plan we have reserved 10% of the number of Shares of the Company issued and outstanding as of each Award Date.

During the period ended March 31, 2024, 2,318,750 options were granted to employees and consultants with an exercise price of CAD$0.20 ($0.14) where 2% vests per month. 1,056,250 options of these options were granted to directors and officers of the Company. During the quarter ended September 30, 2024, 25,000 options were cancelled.

During the period ended September 30, 2023, the Company granted 1,885,000 options to employees and consultants with an exercise price of CAD$0.30 ($0.22) where 2% vests per month. 400,000 of these options were granted to directors and officers of the Company.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended September 30, 2024 and 2023

(Unaudited)

9. Stockholders’ Equity: (Continued)

(d) Stock option plans: (Continued)

A summary of stock option activity for the stock option plans for the years ended December 31, 2023 and 2022 are as follows:

	Number of options	Weighted average exercise price
Outstanding December 31, 2022	8,629,000	$0.43

Granted	1,885,000	0.22
Expired	(1,988,000)	(0.46)
Cancelled	(460,000)	(0.44)
Outstanding December 31, 2023	8,066,000	$0.39

Granted	2,318,750	0.15
Cancelled	(25,000)	(0.15)

Outstanding September 30, 2024	10,359,750	$0.33

The aggregate intrinsic value for options as of September 30, 2024 was $nil (December 31, 2023 - $nil).

The following table summarizes information concerning outstanding and exercisable stock options at September 30, 2024:

Exercise prices per share	Number outstanding	Number exercisable	Expiry date
CAD$0.20	2,293,750	275,250	March 25, 2029
CAD$0.30	1,845,000	701,100	February 21, 2028
CAD$0.45	1,930,400	1,624,040	June 30, 2025
CAD$0.50	789,600	707,100	February 1, 2026
CAD$0.50	2,295,000	1,422,900	February 1, 2027
CAD$0.66	200,000	152,000	July 12, 2026
CAD$1.02	1,006,000	826,000	April 6, 2026
	10,359,750	5,708,390

During the quarter ended September 30, 2024, the Company recorded stock-based compensation of $104,778 on the options granted and vested (September 30, 2023 – $135,867) and as per the Black-Scholes option-pricing model, with a weighted average fair value per option grant of $0.22 (September 30, 2023 - $0.29).

10. Fair value measurement:

Except for derivative liability – warrant that was measured at level 3 inputs in the three-tier fair value hierarchy, the Company does not have any other financial instruments that are subsequently measured at fair value.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended September 30, 2024 and 2023

(Unaudited)

11. Commitments:

The Company leases office facilities in Vancouver, British Columbia, Canada, British West Indies and Netanya, Israel. These office facilities are leased under operating lease agreements.

During the year ended December 31, 2020, the Company signed a five-year lease for a facility in Vancouver, Canada, commencing April 1, 2020 and ending March 2024. The Company accounts for the lease in accordance with ASU 2016-02 (Topic 842) and recognizes a right-of-use asset and operating lease liability. The lease on the Vancouver office expired on March 31, 2024 and was not renewed. Our Canadian staff will continue to work on a virtual basis.

The Netanya, Israel operating lease expired on July 14, 2017, but unless 3 months’ notice is given it automatically renews for a future 12 months until notice is given. During the year ended December 31, 2023, the lease was extended for a further 12 months. The renewal of this lease is uncertain, hence the Company has accounted for this lease as a short-term lease.

Minimum lease payments under these leases are approximately as follows:

2024	$11,743

The Company paid rent expense totaling $16,961 for the quarter ended September 30, 2024 (September 30, 2023 - $28,535).

The Company has the following management consulting agreements with related parties.

Company	Person	Role	Annual amount
T.M. Williams (ROW), Inc.	T. M. Williams	Chairman		$164,800
Bromley Accounting Services Ltd.	H. W. Bromley	CFO	CAD$	221,450
Farcast Operations Inc.	T. H. Williams	VP Product	CAD$	247,200

As at September 30, 2024, the Company had a number of renewable license commitments with large brands, including, Mr. Men and Little Miss and Mr. Bean. These agreements have commitments to pay royalties on the revenue from the licenses subject to the minimum guarantee payments. As at September 30, 2024, there were no further minimum guarantee payments commitments.

The Company expensed the minimum guarantee payments over the life of the agreement and recognized license expense of $2,436 (September 30, 2023 - $7,132) for the quarter ended September 30, 2024 and $10,646 (September 30, 2023 - $15,540) for the Nine months ended September 30, 2024.

12. Right-of-use assets:

Effective April 1, 2019, we recognized lease assets and liabilities of $125,474, in relation to the Vancouver office. We estimated a discount rate of 4.12%.

We elected the package of practical expedients permitted under the transition guidance within Topic 842, which allowed us to carry forward prior conclusions about lease identification, classification and initial direct costs for leases entered into prior to adoption of Topic 842.

Additionally, we elected to not separate lease and non-lease components for all of our leases. For leases with a term of 12 months or less, our current offices, we elected the short-term lease exemption, which

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended September 30, 2024 and 2023

(Unaudited)

12. Right-of-use assets: (Continued)

allowed us to not recognize right-of-use assets or lease liabilities for qualifying leases existing at transition and new leases we may enter into in the future, as there is significant uncertainty on whether the leases will be renewed.

The right-of-use assets as at September 30, 2024, is summarized as follows:

	September 30, 2024	December 31, 2023

Opening balance for the period	$6,781	$36,529
Amortization of operating lease right-of use assets	(6,781)	(29,748)
Closing balance for the period	$-	$6,781

	September 30, 2024	December 31, 2023

Opening balance for the period	$7,605	$39,556
Payments on operating lease liabilities	(7,605)	(31,951)
Closing balance for the period	-	7,605
Less: current portion	-	(7,605)
Operating lease liabilities – non-current portion as at end of period	$-	$-

13. Related party transactions:

For the quarter ended September 30, 2024, the Company has the following related party transactions:

	Nine Months ended September 30, 2024	Nine Months ended September 30, 2023	Three Months ended September 30, 2024	Three Months ended September 30, 2023

Directors fees	$7,510	$5,999	$1,994	$1,999
Salaries, wages, consultants and benefits	503,114	500,180	169,988	183,401
Selling and marketing	45,810	50,631	14,112	7,397
Stock-based compensation (Note 9)	105,030	119,864	40,648	48,944
Software technology development (Note 7)	180,620	173,733	59,414	38,858
Closing balance for the period	$842,084	$850,407	$286,156	$280,599

The Company has liabilities of $62,604 (December 31, 2023 - $79,852) as at September 30, 2024, to current directors, officers and companies owned by the current directors and officers of the Company for employment, director and consulting fees.

During the period ended March 31, 2024, the Company granted 1,056,250 options with an exercise price of CAD$0.20 ($0.14) to current directors and officers of the Company.

During the year ended December 31, 2023, the Company granted 400,000 options with an exercise price of CAD$0.30 ($0.22) per share to current directors and officers of the Company.

The related party transactions are in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended September 30, 2024 and 2023

(Unaudited)

14. Segmented information:

The Company operates in reportable business segments, the sale of Ad tech advertising, programmatic advertising, and content revenue, including the premium purchase for Rooplay Originals and recurring subscription revenues from Rooplay and Kidoz OS and the sale of licenses of Kidoz OS.

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision makers are the Chairman, Chief Executive Officer and President. The Company and the chief decision makers view the Company’s operations and manage its business as three operating segments, namely Ad tech advertising, programmatic advertising, and content revenue.

The Company had the following revenue by geographical region.

	Nine Months ended September 30, 2024	Nine Months ended September 30, 2023	Three Months ended September 30, 2024	Three Months ended September 30, 2023
Ad tech advertising revenue
Western Europe	$2,721,391	$2,545,701	$874,442	$974,177
Central, Eastern and Southern Europe	325,758	207,326	115,750	76,570
North America	2,899,943	3,431,340	1,070,222	1,364,838
Other	178,557	341,205	34,812	76,473

Total ad tech advertising revenue	$6,125,649	$6,525,572	$2,095,226	$2,492,058

Programmatic advertising revenue
North America	$377,240	$571,392	$175,451	$248,546

Total Programmatic advertising revenue	$377,240	$571,392	$175,451	$248,546

Content revenue
Western Europe	$47,192	$55,063	$10,458	$18,563
Central, Eastern and Southern Europe	54	33	3	7
North America	883	7,453	267	4,336
Other	9,004	136,765	6,371	44,844

Total content revenue	$57,133	$199,314	$17,099	$67,750

Total revenue
Western Europe	$2,768,583	$2,600,764	$884,900	$992,740
Central, Eastern and Southern Europe	325,812	207,359	115,753	76,577
North America	3,278,066	4,010,185	1,245,940	1,617,720
Other	187,561	477,970	41,183	121,317

Total revenue	$6,560,022	$7,296,278	$2,287,776	$2,808,354

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended September 30, 2024 and 2023

(Unaudited)

14. Segmented information: (Continued)

Equipment

The Company’s equipment is located as follows:

Net Book Value	September 30, 2024	December 31, 2023

Canada	$15,958	$18,730
Israel	5,707	7,439
United Kingdom	3,241	3,065
Total equipment	$24,906	$29,234

15 Concentrations:

Major customers

During the quarter ended September 30, 2024 and 2023, the Company had Ad tech and Content revenue. During the quarter ended September 30, 2024, the Company had revenues of $1,149,471, and $936,816, from two customers (September 30, 2023 - two customers for $630,413 and $376,276) which was more than 10% of the total revenue. The Company utilizes certain advertising agencies for the Ad tech revenue and the Google and iOS App Stores to provide a content platform for the Rooplay Apps to be played thereon.

16. Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution.

The Company currently maintains a substantial portion of its day-to-day operating cash and long-term cash equivalents balances at financial institutions. At September 30, 2024, the Company had total cash of $442,599 (December 31, 2023 - $1,493,071) at financial institutions, where $272,378 (December 31, 2023 - $1,266,481) is in excess of federally insured limits.

The Company has concentrations of credit risk with respect to accounts receivable, the majority of its accounts receivable are concentrated geographically in the United States amongst a small number of customers.

As of September 30, 2024, the Company had no customers, who accounted for greater than 10% of the total accounts receivable. As of December 31, 2023, the Company had one customer, totaling $1,016,280, respectively who accounted for greater than 10% of the total accounts receivable.

The Company controls credit risk through monitoring procedures and receiving prepayments of cash for services rendered. The Company performs credit evaluations of its customers but generally does not require collateral to secure accounts receivable.

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